UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.
☐
Issuer tender offer subject to Rule 13e-4.
☐
Going-private transaction subject to Rule 13e-3.
☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) previously filed by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent” or “Harmony”) and Xylophone Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Harmony, with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Purchaser to acquire all of the issued and outstanding shares, par value $0.001 per share (the “Shares”) of Zynerba Pharmaceuticals, Inc. (“Zynerba”) for (i) $1.1059 per Share in cash without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m., New York City time, on October 10, 2023. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 28,236,148 Shares were validly tendered and not validly withdrawn, representing approximately 52.3% of the Shares outstanding as of the expiration of the Offer (not including 1,072,940 shares delivered through Notices of Guaranteed Delivery, representing approximately 2.0% of the shares outstanding). As a result, the Minimum Condition has been satisfied.

Parent and Purchaser completed the acquisition of the Company on October 10, 2023, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who comply in all respects with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), including certain Shares granted pursuant to the Company Equity Plan that were not validly tendered in the Offer, was automatically converted into the right to receive the Offer Price, without interest less any applicable tax withholding.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

Item 12. Exhibits.

Exhibit No.
(a)(5)(C)	Press Release issued by Harmony Biosciences Holdings, Inc., dated as of October 11, 2023.*
*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023

Xylophone Acquisition Corp.
By:	/s/ Sandip Kapadia
Name:	Sandip Kapadia
Title:	Chief Executive Officer
Harmony Biosciences Holdings, Inc.
By:	/s/ Sandip Kapadia
Name:	Sandip Kapadia
Title:	Chief Financial Officer